August 28, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	Securities and Exchange Commission (the “Commission”) Comment Letter dated August 16, 2013, with regard to:
Constellation Brands, Inc.
Form 10-K for Fiscal Year Ended February 28, 2013 (the “Filing”)
Filed April 29, 2013
File No. 001-08495

Dear Mr. Reynolds:

The response of Constellation Brands, Inc. (the “Company”) to the comment of the staff contained in your letter dated August 16, 2013, is set forth below. For the convenience of the staff, the Company has formatted this letter such that the Company repeats the comment below in italics with the Company’s response immediately following the comment.

In connection with responding to the staff’s comment, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR FISCAL YEAR ENDED FEBRUARY 28, 2013

Certain Relationships and Related Transactions, page 128

1.
We note your response to our prior comment. It is unclear how you concluded that you do not need to file the agreement with Achieve Brand Integrity LLC as an exhibit to your Form 10-K. We note that Doug Bennett appears to be a related party under Instruction 1.b.ii to Item 404(a) of Regulation S-K and that he appears to have an indirect material interest in the agreement with Achieve Brand Integrity LLC. Please file the agreement as an exhibit to your Form 10-K as requested in our prior comment.

Constellation Brands, Inc. ∙ 207 High Point Drive ∙ Building 100 ∙ Victor, NY 14564
Direct: 585-678-7100 ∙ Fax: 585-678-7103 ∙ www.cbrands.com

Securities and Exchange Commission
August 28, 2013

Company Response: The Company refers to its response dated August 2, 2013, and respectfully submits that as explained more fully in that response, the Company believes that the contract with Achieve Brand Integrity LLC is not material and is not required to be filed pursuant to Item 601 of Regulation S-K. However, we note the staff’s comment and, while we do not agree with the staff’s conclusion, the Company will file the contract with Achieve Brand Integrity LLC, together with its exhibits, as Exhibit 99.5 in an amendment to its Form 10-K for the fiscal year ended February 28, 2013. We anticipate the Form 10-K/A will be filed no later than September 13, 2013. To the extent the contract or any of its exhibits contains confidential information, the Company reserves the right to redact such confidential information therefrom and request confidential treatment therefor.

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If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 678-7266, Greg Belemjian at (585) 678-7136 or Barbara LaVerdi, Esq. at (585) 678-7231.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ Thomas J. Mullin

Thomas J. Mullin
Executive Vice President and
General Counsel

Cc:	Robert Ryder, Constellation Brands, Inc.
Lloyd H. Spencer, Esq., Nixon Peabody LLP